SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  International Brotherhood of Teamsters

NAME OF PERSON RELYING ON EXEMPTION:  International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_________________________________________________________________________________________________________________________________________________________________

May 2021

Dear Lyft, Inc. Shareholder:

Re:      The International Brotherhood of Teamsters is urging shareholders to vote FOR Item 4 at the shareholder meeting on June 17, 2021

This proposal asks Lyft to prepare an annual report on its lobbying activities – an urgent request given Lyft’s efforts to exploit loopholes in existing regulation and the vulnerability of this strategy to legislative, regulatory or court challenges.  The report is to include direct or indirect lobbying or grassroots lobbying communications, in each case including the amount of the payment and recipient. The proposal also seeks disclosure of Lyft’s membership in and payments to any tax-exempt organization that writes and endorses model legislation. Lyft presently provides investors with none of the requested disclosures; neither does Lyft disclose a robust process for the board’s oversight of these activities, as urged by this proposal.

Why lobbying disclosure is so critical at LYFT

For a company whose business model is frequently described as a form of “regulatory arbitrage” – one that exploits existing gaps in employment laws and taxi regulation – this lack of disclosure is deeply concerning.  For one thing, transparency is vital to understanding how Lyft is navigating the acute reputational risks that come with lobbying around matters as emotive as wage theft and workers’ rights.  Looking more broadly, we would also note that the attack on the U.S. Capitol and the “Big Lie” challenging the validity of the election results has revealed an entirely new level of reputational risk for corporate lobbying (and political) expenditures, particularly to third-party groups.  Critically, without full and complete disclosure, it is difficult for investors to gauge the company’s exposure to political extremism.1

This is not a solicitation to vote your proxy.  Please DO NOT send us your proxy card as it would not be voted.

But perhaps most crucially, disclosure is key to any evaluation of the long-term sustainability of a business model built around the heavy and controversial use of independent contractors (the regulatory and legal risks of which raise serious questions over the future of Lyft’s business model and ability to ever achieve profitability).  Along with Uber, DoorDash, Instacart and Postmates, Lyft spent over $200 million campaigning for Proposition 22, a 2020 California ballot initiative to overturn a new state law to reclassify Lyft’s drivers as employees – the most expensive ballot initiative in American history.

Critically, following passage of the controversial measure, Lyft is preparing to expand its campaign to other states, with Lyft’s chief policy officer telling the Washington Post that “I think Prop 22 has now created a structure for us to discuss with leaders in other states and Washington, potentially.”

In fact, in its 2020 ESG report, Lyft trumpets the fact that it is “executing a comprehensive strategy, including advocacy, public and community relations, and lobbying both independently as Lyft, and as part of a coalition of gig-economy supporters to influence legislators and policymakers.”  Based on Congressional disclosures, we know this includes spending more than $400,000 in the first quarter of 2020 alone, on lobbying against the PRO Act (an important labor reform act, which, among other things would give gig workers the right to unionize).  However, given the “comprehensive strategy” of advocacy Lyft outlines in its ESG report, without a commitment to full disclosure, investors are left in the dark about how much more the company is spending on buttressing its controversial business model.

In short, outside of the “gig economy,” it is difficult to conceive of another company whose lobbing activities are as controversial and as intricately entangled in questions over the sustainability of the business model, as Lyft. This requires complete, not cherry picked, disclosure.

This is not a solicitation to vote your proxy.  Please DO NOT send us your proxy card as it would not be voted.

1 For example, The Rule of Law Defense Fund is a social welfare group that helped organize the protest before the insurrection and is an arm of the Republican Attorneys General Association (RAGA). Following the riots, Lyft announced it was suspending contributions to RAGA.

How Lyft’s current disclosures fall short

First, the company does not disclose its state or federal lobbying on a consolidated basis to shareholders, as requested; rather Lyft points shareholders to statutory filings to source this information, which for state-level lobbying represents a huge blind spot, given the uneven disclosure at this level of government and Lyft’s plans to support Prop 22-like initiatives across the country.  Instead, shareholders must work their way through dozens of state-level disclosures. And even if one were to undertake the “nearly impossible”2 task of reviewing all state disclosure documents, the limited reporting requirements in many states would not provide investors with a complete picture of how much Lyft is spending, on what bills, or more generally the extent to which Lyft’s business model rests on favorable legislative policy judgments.

Equally significant is the company’s decision not to disclose the costs of any indirect lobbying through third-party organizations, such as trade associations (Lyft fails to even disclose its memberships), 501(c)(4) social welfare groups (so-called “Dark Money”), and other forms of grass-roots advocacy -- forms of lobbying that are increasingly significant with the so-called gig economy.  We note that according to Reuters, for instance, less than two weeks after the November election, Lyft, along with Uber and DoorDash, formed the App-Based Worker Alliance, a Washington-based advocacy group, to defend the industry against the anticipated regulatory and legislative efforts to clamp down on misclassification.3  Lyft is also among the companies backing similar local, or community-based app-worker advocacy groups, such as those recently set up in New Jersey and Massachusetts. More troubling: modern ‘influence campaigns’ can bypass federal lobbying disclosure requirements,4 even though the sums involved can exceed that of formal lobbying, and it is worth noting here that Lyft has drawn intense scrutiny for lobbying passengers and drivers through its app platform.5

This is not a solicitation to vote your proxy.  Please DO NOT send us your proxy card as it would not be voted.

2 https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

3 https://www.reuters.com/article/us-usa-labor-gig-companies-focus-idCAKBN2CK1MX.

4 According to a 2019 investigation by The Intercept, trade associations and social welfare groups spent $535 million on lobbying in 2017 and as much as another $675 million on unregulated efforts to influence public policy. (https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats publicly-reported/). Modern forms of influencing outside of traditional lobbying disclosure include strategic consulting, broadcast advertising, media relations, social media posts, and polling — or even the financing of so-called “AstroTurf campaigns” or faux grassroots movements.

Full disclosure of lobbying activities and board oversight crucial

Lyft’s lobbying is not only substantial and highly innovative but is profoundly controversial and raises critical questions over the sustainability of the company’s business model. Just as you would not tolerate a company that agrees to only partially disclose its liabilities, so you should not accept Lyft’s refusal to provide shareholders with a complete picture of the ways – and with what board oversight -- it is spending vast sums to prop up its controversial business model. For these reasons, we urge you to support Item 4.

If you need to discuss this matter or would like additional information, you may contact Michael Pryce-Jones, Teamsters Capital Strategies, by email at: mpryce-jones@teamster.org or by telephone at: 202.769.8842.

Sincerely,

Ken Hall

General Secretary-Treasurer

KH/cz

This is not a solicitation to vote your proxy.  Please DO NOT send us your proxy card as it would not be voted.

https://www.nytimes.com/2020/10/12/technology/you-cant-escape-ubers-lobbying.html